UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of: Ocean Rig UDW Inc. Announces Assignment of New ISIN Identifier for its Common Shares in VPS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: February 3, 2012	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

OCEAN RIG UDW INC. ANNOUNCES ASSIGNMENT OF NEW ISIN IDENTIFIER FOR ITS COMMON SHARES IN VPS

Nicosia, Cyprus – February 3, 2012 – Ocean Rig UDW Inc. (NASDAQ:ORIG) (the “Company” or “Ocean Rig”), a global provider of offshore deepwater drilling services, announced today that a new securities identifier (ISIN) has been assigned to its common shares, par value $0.01 per share, held through the Verdipapirsentralen ASA (VPS).  The assignment of the new ISIN MHY643542050 for the common shares held through the VPS will be effective as of February 7, 2012.

Contact:

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com